FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2005

Commission File Number: 001-12440

ENERSIS S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

INDEX OF EXHIBITS

Exhibit 01 - Essential Fact Statement dated April 11, 2005.

Santiago, April 11, 2005

Ger. Gen N° 039/2005

Mister
Alejandro Ferreiro Y.
Superintendent of Securities and Insurance
Santiago

REF.: ESSENTIAL FACT

Dear Sir,

We hereby advise the Shareholders of ENERSIS S.A. that the Ordinary General Shareholders Meeting held on April 8, 2005 approved the payment of a total Final Dividend of Ch$ 0.41654 per share, corresponding to Final Dividend Nº 72, to be charged to the companies’ earnings for the 2004 period. This Dividend corresponds to 50% of the net earnings for the period ended on December 31, 2004 and is broken down into a Minimum Obligatory Dividend of Ch$ 0.24992 per share plus an Additional Dividend of Ch$ 0.16662 per share.

This dividend will be paid on banking days as from April 20, 2005 at any branch of the Banco de Crédito e Inversiones throughout the country, from Monday to Friday, between 9.00 and 14.00 hours.

The tax credit that this Dividend might carry will be informed to the Shareholders in due course.

The right to receive this Dividend is limited to titleholders of the only series of shares which are inscribed in the corresponding register as of April 14, 2005.

When claiming this payment, Shareholders or their representatives must show their Identification Card. In turn, legal or other representatives must provide proof of this condition.

Yours sincerely,

Mario Valcarce D.
Chief Executive Officer

c.c.:	Santiago Stock Exchange
Electronic Stock Exchange of Chile
Brokers Exchange of Valparaíso
Risk Rating Comisión
Banco Santander Santiago– Representative of the Bond Holders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

Date: April 12, 2005	By:	/s/ Mario Valcarce

Name: Mario Valcarce
Title: Chief Executive Officer